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                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549



                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

             For the period 7 September 1999 to 16 September 1999

                  TELECOM CORPORATION OF NEW ZEALAND LIMITED

        _______________________________________________________________

                (Translation of registrant's name into English)



     Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                  New Zealand

        _______________________________________________________________

                   (Address of principal executive offices)


             The registrant will file annual reports on Form 20-F


                              (File No. 1-10798)



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                                   CONTENTS



          This report on Form 6-K contains the following:


          1.   First Quarter Result to 30 September 1999
               -----------------------------------------

          1.1  Condensed Financial Statements
          1.2  Management Commentary
          1.3  Media Release dated 16 November 1999

          2.   Miscellaneous Media Releases
               ----------------------------

          2.1  Telecom Appoints Theresa Gattung to Board of Directors



                     _____________________________________

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                       TELECOM CORPORATION OF NEW
                                       ZEALAND LIMITED


                                     By:   /s/  Malcolm Ross Gillespie
                                           ---------------------------
                                                Malcolm Ross Gillespie
                                                Company Secretary



                                       Dated:       17 September 1999